Exhibit 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 25, 2011

(Thousands of Dollars)

	Nine
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$246,237	170,990
Add:
Fixed charges	78,530	26,685
Income taxes	51,012	50,467
	-----------	-----------
Total	$375,779	248,142
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Fixed charges:
Interest expense	$ 66,702	22,479
Rental expense representative
of interest factor	11,828	4,206
	-----------	-----------
Total	$ 78,530	26,685
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Ratio of earnings to fixed charges	4.79	9.30
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